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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 AMENDMENT NO. 1

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        UNITED COMMUNITY FINANCIAL CORP.
                       (Name of Subject Company (Issuer))

                        UNITED COMMUNITY FINANCIAL CORP.
                       (Name of Filing Person, the Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    909839102
                      (CUSIP Number of Class of Securities)


                           DOUGLAS M. MCKAY, PRESIDENT
                        UNITED COMMUNITY FINANCIAL CORP.
                             275 FEDERAL PLAZA WEST
                           YOUNGSTOWN, OHIO 44503-1203
                                 (330) 742-0500
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                           TERRI REYERING ABARE, ESQ.
                       VORYS, SATER, SEYMOUR AND PEASE LLP
                             SUITE 2000, ATRIUM TWO
                             221 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 723-4001

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                        AMOUNT OF FILING FEE:
                $50,000,000                                    $6,335

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 4,000,000 common shares of United Community Financial Corp. at the tender offer purchase price of $12.50 per share in cash.

[ X ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,335       Form or Registration Number: Schedule TO-I

Filing Party: United Community       Date Filed: January 28, 2004
Financial Corp.

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on January 28, 2004 (the "Schedule TO") by United Community Financial Corp., an Ohio corporation. The Schedule TO relates to UCFC's offer to purchase up to 4,000,000 of its common shares, no par value per share, at a price of $12.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1) and
(a)(2). This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEMS 1, 4, 6 AND 9.

          Items 1, 4, 6 and 9 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:


         (a) The information set forth under the heading "Summary Term Sheet" in the Offer to Purchase is amended by restating the first subparagraph under the seventh bullet point as follows:

                  "- we believe the purchase of tendered shares will result in our common stock no longer being authorized for trading on Nasdaq or having less than 350 holders of record;"

         (b) The information set forth in "Section 2 Procedure for Tendering Shares" of the Offer to Purchase is amended by restating the third sentence under the subheading "DETERMINATION OF VALIDITY" as follows:


                  "We also reserve the absolute right to waive prior to the expiration date any defect or irregularity in the tender of any shares or any condition (other than the nonwaivable conditions)."


         (c) The heading of Section 6 of the Offer to Purchase is restated as "Section 6 Conditions of the Offer."


         (d) The information set forth in "Section 6 Conditions of the Offer" of the Offer to Purchase is amended by restating the subheading "AVOIDANCE OF "GOING PRIVATE" TRANSACTION" in its entirety as follows:


         "AVOIDANCE OF DELISTING


                      We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in:

          -    our common shares being held of record by fewer than 350 persons;
               or

          - our common shares no longer being authorized for trading on Nasdaq.


               We do not anticipate that either of the above conditions will occur."


         (e) The information set forth in "Section 6 Conditions of the Offer" of the Offer to Purchase is amended by deleting the fourth bullet point under the subheading "MATERIAL ADVERSE CHANGE."

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         (f) The information set forth in "Section 6 Conditions of the Offer" of the Offer to Purchase is amended by restating the second bullet point under the subheading "EFFECT OF FAILING TO SATISFY CONDITIONS" as follows:


                      "- waive the conditions (other than the condition regarding no legal prohibitions), extend our offer for a period of ten business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or"






                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004
                                            UNITED COMMUNITY FINANCIAL CORP.


                                            By: /s/ Douglas M. McKay
                                               --------------------------
                                               Douglas M. McKay
                                               President








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                                INDEX TO EXHIBITS

EXHIBIT NUMBER    DESCRIPTION
--------------    --------------------------------------------------------
(a)(1)*           Offer to Purchase dated January 28, 2004.

(a)(2)*           Letter of Transmittal dated January 28, 2004.

(a)(3)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)*           Letter to Shareholders from UCFC.

(a)(5)*           Question and Answer Brochure about the Offer.

(a)(6)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)* Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(8)*           Notice of Guaranteed Delivery.

(a)(9)*           Press Release dated January 26, 2004.

(b)               To be filed by amendment.

----------------

*    Previously filed.